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                           AMENDMENT NO. 1 TO THE BYLAWS
                        OF WAVETEK WANDEL & GOLTERMANN, INC.
                    (FORMERLY KNOWN AS TORREY INVESTMENTS, INC.)

              Adopted by the Board of Directors on September 30, 1998


     1. Section 1.7 of the Bylaws of the Company shall be amended by adding the following to the end:

          "Notwithstanding the foregoing, the following actions require the approval of two-thirds of the stockholders: (i) any merger, consolidation, liquidation or sale of all or substantially all of the assets of the Corporation and (ii) any action to amend or repeal any provisions of the certificate of incorporation or by-laws of the Corporation."

     2. Section 2.6 of the Bylaws of the Company shall be amended to read in its entirety the following:

          Section 2.6 QUORUM; VOTE REQUIRED FOR ACTION. At all meetings of the Board of Directors, six members of the entire Board shall constitute a quorum for the transaction of business. In case at any meeting of the Board a quorum shall not be present, the members of the Board present may adjourn the meeting from time to time until a quorum shall be present. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board unless the certificate of incorporation, these by-laws, a shareholders agreement with the Corporation or a board approval policy approved by the Board shall require a vote of a greater number.

     3. Section 6.7 of the Bylaws of the Company shall be amended to read in its entirety the following:

          Section 6.7. AMENDMENT OF BY-LAWS. These by-laws may be amended or repealed, and new by-laws adopted, with the approval of the Board, subject to any stockholders agreement, and a two-thirds majority of the stockholders entitled to vote.